

July 18, 2013

Via Email
Bradley A. Ferguson
Executive Vice President, Chief Financial Officer
EarthLink, Inc.
1375 Peachtree Street
Atlanta, Georgia 30309

      Re: **EarthLink, Inc.**
                  Registration Statement on Form S-4
                  Filed July 10, 2013
                  File No. 333-189889 and 333-189889-01 through 333-189889-41

Dear Mr. Ferguson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   There are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2012 and the Form 10-Q for the quarterly period ended March 31, 2013. Those comments must be resolved, prior to the desired effective date.

2.   We note that you are registering the senior notes in reliance on the position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with an amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3.   It appears that the registration statement was not filed for EarthLink Carrier LLC, a subsidiary guarantor of the notes and a co-registrant for this filing. It also appears that the registration statement was filed by DeltaCom, Inc. rather than DeltaCom, LLC which is listed as the co-registrant in this filing. Please advise.

Description of Notes

Subsidiary Guarantees, page 62

4.   We note your disclosure that the exchange notes will be guaranteed jointly and severally by "Subsidiary Guarantors [which] consist of the Company's Domestic Restricted Subsidiaries, other than certain excluded Domestic Restricted Subsidiaries" described in the prospectus and "any Foreign Restricted Subsidiary that guarantees any Indebtedness of the Company or any of its Domestic Restricted Subsidiaries." Please identify and list each of the subsidiary guarantors in the body of the prospectus.

Incorporation of Certain Documents by Reference, page 127

5.   Please revise your registration statement to specifically incorporate by reference all reports filed pursuant to Section 13(a) of the Exchange Act since December 31, 2012, the end of your most recent fiscal year. In this regard, it appears you should incorporate your current report on Form 8-K filed on July 17, 2013. See Item 11(a)(2) of Form S-4.

Exhibits

6.   The opinions of counsel filed as Exhibits 5.2, 5.3, 5.4, 5.5, 5.6, and 5.7 do not state whether the guarantees are binding obligations of the guarantors. As the legal opinion filed as Exhibit 5.1 relies on the opinions of counsel in the other jurisdictions, it appears that the opinions for the jurisdictions other than the ones opined on in Exhibit 5.1 must express a conclusion regarding the binding nature of the guarantees under the law of the jurisdiction of the applicable guarantor's formation. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

Bradley A. Ferguson
EarthLink, Inc.
July 18, 2013
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 if you have questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        David M. Carter
        Troutman Sanders LLP